SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------

                                   SCHEDULE TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 2)

                               MYPOINTS.COM, INC.
                       (Name of Subject Company (Issuer))

                              UNV ACQUISITION CORP.

                          A WHOLLY OWNED SUBSIDIARY OF
                            UNITED NEWVENTURES, INC.

                       (Name of Filing Persons (Offeror))


                     Common Stock, Par Value $.001 Per Share
            Rights to Purchase Series A Participating Preferred Stock
                         (Title of Class of Securities)



                                    62855T102
                      (CUSIP Number of Class of Securities)



                               Francesca M. Maher
                         Senior Vice President, General
                              Counsel and Secretary
                                 UAL Corporation
                              1200 E. Algonquin Rd.
                          Elk Grove Township, IL 60007
                                 (847) 700-4000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Person(s))



                                    Copy to:

                              Elizabeth A. Raymond
                                 Marc F. Sperber
                              Mayer, Brown & Platt
                            190 South LaSalle Street
                          Chicago, Illinois 60603-3441
                                 (312) 782-0600


                            CALCULATION OF FILING FEE
================================================================================
      Transaction Valuation*                            Amount of Filing Fee
--------------------------------------------------------------------------------
         $105,968,405                                       $21,194
================================================================================
* Estimated for purposes of calculating the amount of the filing fee only.


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


   This calculation assumes (a) the purchase of all of the issued and outstanding shares of common stock, par value $.001 per share of MyPoints.com, Inc., a Delaware corporation (the "Company"), together with the associated preferred stock purchase rights issued pursuant to the Preferred Stock Rights Agreement, dated as of December 13, 2000, between the Company and Wells Fargo Shareholder Services, as rights agent (the "Shares"), at a price per Share of $2.60 in cash. As of June 1, 2001, based on the Company's representation of its capitalization as of such date, there were 40,757,079 Shares outstanding. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, equals 1/50th of one percent of the value of the Shares proposed to be acquired.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $21,194.00      Filing Party:  United NewVentures, Inc.
                                                       and UNV Acquisition Corp.

Form or Registration No.:  Schedule TO  Date Filed:    June 13, 2001


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

        [X]   third party tender offer      [   ]    going-private transaction
                 subject to Rule 14d-1                 subject to Rule 13e-3
        [   ]   issuer tender offer         [   ]   amendment to Schedule 13D
                 subject to Rule 13e-4                 under Rule 13d-2


         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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


                         Amendment No. 2 to Schedule TO

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed initially with the Securities and Exchange Commission on June 13, 2001 by United NewVentures, Inc., a Delaware corporation ("Parent") and UNV Acquisition Corp., a Delaware corporation ("Sub") and a wholly owned subsidiary of Parent relating to the tender offer (the "Offer") by Sub to purchase all of the Shares of the Company, at a price per Share of $2.60 (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 13, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal ( the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer"), copies of which were filed as Exhibits (a)(1)(i) and
(a)(1)(ii), respectively, to the Schedule TO. Terms not otherwise defined shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 3            Identity and Background of Filing Person

The disclosure under the heading "Certain Information Concerning UAL, Parent and Sub" on page 11 of the Offer to Purchase is hereby amended by inserting after the second paragraph under such heading the following new paragraph:

        "UAL is a Delaware corporation with its principal executive offices located at 1200 E. Algonquin Rd., Elk Grove Township, IL 60007. The telephone number of UAL is (847) 700-4000. UAL is a holding company and its principal subsidiary is United. United is a major commercial air transportation company, engaged in the transportation of persons, property and mail throughout the U.S. and abroad."


The disclosure under the heading "Certain Information Concerning UAL, Parent and Sub" on page 11 of the Offer to Purchase is hereby amended by deleting the last paragraph under such heading and inserting in its place the following new paragraph:

         "Neither UAL, Parent or Sub, nor any of the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither UAL, Parent or Sub, nor any of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to federal or state securities laws, or a finding of any violation of federal or state securities laws."

Item 4            Terms of the Transaction

The disclosure under the heading "Terms of the Offer - Extension of the Offer" on page 3 of the Offer to Purchase is hereby amended by inserting after the last sentence of the third paragraph under such heading the following new sentence:

         "If Sub elects to provide for a "subsequent offering period" under Rule 14d-11, upon the initial expiration of the Offer Sub will issue a press release no later than 9:00 a.m. Eastern time on the day after the initial expiration of the Offer announcing the results of the Offer, including the approximate number and percentage of securities deposited to date, as well as Sub's intention to immediately begin a "subsequent offering period" of not less than three and no more than 20 business days."

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

The disclosure under the heading "Acceptance of Payment and Payment for Shares" on page 4 of the Offer to Purchase is hereby amended by deleting the first sentence of the first paragraph under such heading and inserting in its place the following new sentence:

         "Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Sub will accept for payment, purchase and pay for all Shares which have been validly tendered and not properly withdrawn pursuant to the Offer promptly following expiration of the Offer when all conditions to the Offer described in Section 15 of this Offer to Purchase entitled "Certain Conditions of the Offer" have been satisfied or waived (other than the receipt of necessary governmental approvals) by Sub prior to the expiration of the Offer."

The disclosure under the heading "Certain Conditions of the Offer" on page 22 of the Offer to Purchase is hereby amended by deleting the last sentence of the first paragraph under such heading and inserting in its place the following new sentence:

         "Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, Sub shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment, and may terminate or amend the Offer, with the consent of the Company or if, at any time on or after the date of the Merger Agreement and before the expiration of the Offer, any of the following conditions exists:"

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




                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              UNV ACQUISITION CORP.


                             By:    /s/  Richard J. Poulton
                                    --------------------------------------------
                             Name:       Richard J. Poulton
                                    --------------------------------------------
                             Title:      Chief Financial Officer
                                    --------------------------------------------


                              UNITED NEWVENTURES, INC.


                              By:    /s/  Richard J. Poulton
                                     -------------------------------------------
                              Name:       Richard J. Poulton
                                     -------------------------------------------
                              Title:      Chief Financial Officer
                                     -------------------------------------------




Dated:  July 2, 2001


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